

April 11, 2022

Meg O'Neill
Chief Executive Officer
Woodside Petroleum Ltd.
Mia Yellagonga, 11 Mount St.
Perth, Western Australia 6000
Australia

> **Re: Woodside Petroleum Ltd.**
> **Amendment No. 4 to Draft Registration Statement of Form F-4**
> **Submitted April 8, 2022**
> **CIK No. 0000844551**

Dear Ms. O'Neill:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Estimated Purchase Price Allocation, page 136

1. On page 26 you disclose that as of March 24, 2022, you estimate the Locked Box Payment (based on an Implementation Date of June 1, 2022) will be approximately $1.6 billion, payable by BHP to Woodside before any reduction of any cash held in bank accounts controlled by BHP Petroleum as at the Implementation Date. We note the adjustment to the purchase price in your pro forma financial statements indicates a net payment to Woodside of $117 million based on the net cash flows of BHP Petroleum and cash balances held by BHP Petroleum as of December 31, 2021. Please address the

following points:

- Tell us how you considered this $1.6 billion estimate in determining the purchase price in your pro forma financial statements given that the underlying Share Sale Agreement contemplates calculation of the Locked Box Payment based on the period from the Effective Time to the Implementation Date rather than a six month period ended December 31, 2021.
- Provide clarifying disclosure at page 26 to quantify the amounts held in the BHP cash accounts that will reduce the estimated $1.6 billion Locked Box Payment.
- Provide an estimate of ranges of outcomes to the purchase price based on changes in the Locked Box Payment amount, or, if a range cannot be estimated, that fact and the reasons why in the footnotes to your pro forma financial statements. See Rule 11-02(a)(11)(ii)(A) of Regulation S-X.

You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at 202-551-3844, or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott D. Rubinsky